UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

Shinhan Financial Group(hereafter SFG) announced on April 28, 2025 that the trust agreement SFG had entered into on October 28, 2024 to acquire treasury shares has been terminated. Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement. The number of treasury shares acquired upon termination of the trust agreement is 7,603,260, which will be kept in Shinhan Financial Group’s corporate account. Before the termination of this trust agreement, the total number of treasury shares that SFG holds is 14,903,260, 2.96% of the total number of shares issued.

Total Contract Amount		Before Termination	400,000,000,000
		After Termination	0
Contract Period (Before Termination)		Effective Date	October 28, 2024
		Termination Date	April 27, 2025
Reason for Termination			Expiration of the term of the Trust agreement
Counterparty			NH Investment & Securities
Expected Date of Termination			April 28, 2025
Method of Return of Trust Properties upon Termination			Return of cash and treasury shares
Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend*	Common Shares (Percentage)	14,903,260 (2.96%)
		Other Shares	-
	Other Acquisitions**	Common Shares (Percentage)	1 (0.0%)
		Other Shares	-
Date of Resolution by the Board of Directors			-

* The 14,903,260 shares listed above "7. Treasury stock holdings before contract" represent the total number of treasury shares held as of the reporting date, which includes 7,603,260 shares held under the trust agreement of this termination and 7,300,000 shares held under the trust agreement disclosed on February 6, 2025.

** The ‘Number of treasury shares held prior to termination – other Acquisitions’ are fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc.) pursuant to Article 341-2(Acquisition of treasury stocks for a specific purpose) of the Korean Commercial Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: April 28, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer